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                            January 26, 2021

       Mario Schlosser
       Chief Executive Officer
       Oscar Health, Inc.
       75 Varick Street, 5th Floor
       New York, NY 10013

                                                        Re: Oscar Health, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
12, 2021
                                                            CIK No. 0001568651

       Dear Mr. Schlosser:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Consolidated Balance Sheet, page F-3

   1. We acknowledge your response to prior comment 6. Please revise your presentation to include only amounts
due from reinsurers for paid and unpaid claims and claim
                                                        adjustment expenses in
your reinsurance recoverable asset consistent with the guidance in
                                                        ASC 944-310-25-2 and
the definition of reinsurance recoverables in ASC 944-20-20. In addition, tell us
whether you have any prepaid reinsurance premiums and report them separately as required
by ASC 944-340-25-1. Alternatively, revise the caption on the face of your balance sheet
and provide disclosure of the components in your footnotes.
 Mario Schlosser
FirstName  LastNameMario Schlosser
Oscar Health, Inc.
Comapany
January 26,NameOscar
            2021     Health, Inc.
January
Page 2 26, 2021 Page 2
FirstName LastName
        You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:      Keith Halverstam, Esq.